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                                                  Filed by Intimate Brands, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                          Subject Company: Intimate Brands, Inc.
                                                   Commission File No. 333-82144


For Immediate Release

INTIMATE BRANDS, INC. ANNOUNCES SPECIAL COMMITTEE TO REVIEW OFFER BY THE LIMITED, INC.

COLUMBUS, OHIO (FEBRUARY 20, 2002) -- Intimate Brands, Inc. (NYSE: IBI) announced today that a special committee of independent directors will review and analyze the tender offer commenced by The Limited, Inc. (NYSE/LSE: LTD). On February 5, 2002, The Limited announced an offer to the Intimate Brands stockholders to exchange approximately 16% of the issued and outstanding Class A common stock of Intimate Brands for shares of common stock of The Limited at an exchange ratio of 1.046 shares of common stock of The Limited for each outstanding share of Class A common stock of Intimate Brands (the "Offer"). The Limited currently beneficially owns approximately 84% of the issued and outstanding shares of the Intimate Brands Class A common stock (through its indirect ownership of Class B common stock of Intimate Brands). The Limited's offer was made subject to satisfaction of certain conditions and its expiration date is March 11, 2002, unless extended.

The special committee is composed of Donna A. James (as chair), Executive Vice President and Chief Administrative Officer of Nationwide, Dr. William E. Kirwan, President of The Ohio State University, and Dr. Roger D. Blackwell, Professor of Marketing at The Ohio State University and President and Chief Executive Officer of Roger Blackwell Associates, Inc. The special committee has retained Wilmer, Cutler and Pickering (Washington, D.C. and New York, NY) as its legal advisor and Credit Suisse First Boston Corporation (New York, NY) as its financial advisor.

Intimate Brands filed today with the Securities and Exchange Commission a statement that it is unable to take a position with respect to the Offer at the present time because it has not yet completed a full and deliberate review and evaluation of the material terms and provisions of the Offer with the special committee's legal and financial advisors. The special committee also requested that the Intimate Brands stockholders take no action and not tender their shares of Class A common stock with respect to the Offer at the current time and instead defer making a determination whether to accept or reject the Offer until the special committee has advised the

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Intimate Brands stockholders of the special committee's position with respect to the Offer, which it expects to do in the near future.

ABOUT INTIMATE BRANDS, INC.:

Intimate Brands, Inc. is the leading specialty retailer of intimate apparel, beauty and personal care products through the Victoria's Secret and Bath & Body Works brands. As of February 2, 2002, Victoria's Secret's products are available through 906 lingerie and 495 beauty stores (of which 96 are stand-alone), the Victoria's Secret Catalogue and online. Intimate Brands offers a broad selection of personal care, home fragrance and decor products through 1,584 Bath & Body Works and 127 White Barn Candle Company stores (of which 31 are stand-alone).

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In connection with the proposed offer, The Limited, Inc. has filed an exchange offer prospectus and a tender offer statement on Schedule TO with the Securities and Exchange Commission but the exchange offer has not yet become effective. Investors and stockholders are advised to read the prospectus and all related documents filed with the Securities and Exchange Commission because they contain important information about the offer, including complete terms and conditions of the offer. Investors and stockholders may obtain a free copy of the exchange offer prospectus and tender offer statement filed by The Limited and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43230 (614) 415-6400. Investors and stockholders are also advised to read the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). Free copies of the Schedule 14D-9 and related documents are also available from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the Schedule 14D-9 may also be obtained from Intimate Brands by directing a request to Intimate Brands, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43230
(614) 415-6900. This announcement shall not constitute an offer to sell or solicitation of an offer to buy, nor shall there be any sale of shares in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

CONTACT: Debbie Mitchell, Investor Relations, Intimate Brands, Inc. (614) 415-7546.

SOURCE:  Intimate Brands, Inc.


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